UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Michael Kalb GVP, CFO (914) 345-9001 Michael.Kalb@taro.com	William J. Coote VP, Treasurer (914) 345-9001 William.Coote@taro.com

TARO PROVIDES RESULTS FOR YEAR ENDED MARCH 31, 2014

Hawthorne, NY, May 27, 2014 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and year ended March 31, 2014.

Quarter ended March 31, 2014 Highlights - compared to March 31, 2013
●	Net sales of $187.2 million, increased $22.0 million, or 13.3%, with a slight decrease in volumes
●	Gross profit, as a percentage of net sales was 75.5%, compared to 72.4%
●	Research and development expenses increased 7.9% to $13.2 million, however as a percentage of net sales decreased from 7.4% to 7.0%
●	Selling, marketing, general and administrative expenses, as a percentage of net sales, was 14.2% compared to 13.4%
●	Operating income increased to $101.5 million, or 54.3% of net sales, compared to $63.1 million, or 38.2% of net sales
●
Net income attributable to Taro was $89.6 million compared to $49.2 million, resulting in diluted earnings per share of $2.10 (which reflects 1,959,514 less shares due to the impact from the December 2013 tender offer) compared to $1.10

Year ended March 31, 2014 Highlights - compared to March 31, 2013
●	Net sales of $759.3 million, increased $88.3 million, or 13.2%, with a slight decrease in volumes
●	Gross profit, as a percentage of net sales was 76.4%, compared to 73.7%
●	Research and development expenses increased 19.2% to $55.4 million or 7.3% of net sales compared to 6.9%
●	Selling, marketing, general and administrative expenses increased $5.3 million, however, as a percentage of net sales decreased to 12.1% from 12.9%
●	Settlements and loss contingencies of $2.6 million compared to $33.3 million in 2013, related to certain price reporting litigations
●	Operating income increased to $430.3 million, or 56.7% of net sales, compared to $328.6 million, or 49.0% of net sales
●	Net income attributable to Taro was $360.4 million compared to $266.2 million, a $94.2 million increase, resulting in diluted earnings per share of $8.14 compared to $5.95

Cash Flow and Balance Sheet Highlights
●	Cash provided by operations for the year ended March 31, 2014 was $357.6 million, as compared to $248.7 million for the year ended March 31, 2013
●
Cash at March 31, 2014 (including marketable securities), which includes the impact from the December 2013 tender offer of  $193.0 million (which includes fees and expenses), increased $71.9 million to $632.4 million from March 31, 2013

- more -

Taro Pharmaceutical Industries Ltd.

FDA Approvals and Filings

The Company recently received approval from the U.S. Food and Drug Administration (“FDA”) for an Abbreviated New Drug Application (“ANDA”) for Phenytoin Chewable Tablets USP, 50 mg. During the quarter, the Company filed three ANDAs with the FDA. With this, ANDAs representing twenty-seven products await FDA approval, of which one is tentatively approved.

Taro Announces Results of its Extraordinary General Meeting of Shareholders

On March 27, 2014, Taro announced the Company held an extraordinary general meeting of shareholders for the purpose of the ratification of certain resolutions adopted by the Company’s shareholders at its 2013 annual general meeting.  The resolutions that were approved and ratified were the following: (i) approval of the Company’s compensation policy, (ii) approval of compensation to three of its directors (Dilip Shanghvi, Sudhir Valia and Kal Sundaram), and (iii) re-election of its external directors (Ilana Avidov Mor and Dan Biran).

******

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2014.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
 (U.S. dollars in thousands, except share data)

	Quarter Ended March 31,		Year Ended March 31,
	2014	2013	2014	2013
	(unaudited)	(unaudited)	(unaudited)	(audited)

Sales, net	$187,176	$165,133	$759,285	$670,954
Cost of sales	45,818	45,658	179,279	176,128
Gross profit	141,358	119,475	580,006	494,826

Operating Expenses:
Research and development	13,167	12,202	55,430	46,508
Selling, marketing, general and administrative	26,647	22,126	91,733	86,438
Settlements and loss contingencies	-	22,000	2,590	33,300
Operating income	101,544	63,147	430,253	328,580

Financial Expenses, net:
Interest and other financial (income) expenses, net	(1,241)	(1,074)	(5,167)	(1,514)
Foreign exchange income	(3,897)	(681)	(7,118)	(2,417)
Other income, net	407	1,400	1,369	3,352
Income before income taxes	107,089	66,302	443,907	335,863
Tax expense	17,433	16,086	82,729	67,799
Income from continuing operations	89,656	50,216	361,178	268,064

Net loss from discontinued operations	(97)	(1,150)	(319)	(1,194)
Net income	89,559	49,066	360,859	266,870
Net (loss) income attributable to non-controlling interest	(81)	(101)	472	664
Net income attributable to Taro	$89,640	$49,167	$360,387	$266,206

Net income per ordinary share from continuing operations attributable to Taro:
Basic	$2.10	$1.13	$8.15	$5.99
Diluted	$2.10	$1.13	$8.15	$5.98

Net loss per ordinary share from discontinued operations attributable to Taro:
Basic	$(0.00	)*	$(0.03)	$(0.01)	$(0.03)
Diluted	$(0.00	)*	$(0.03)	$(0.01)	$(0.03)

Net income per ordinary share attributable to Taro:
Basic	$2.10	$1.10	$8.14	$5.96
Diluted	$2.10	$1.10	$8.14	$5.95

Weighted-average number of shares used to compute net income per share:
Basic	42,830,989	44,757,257	44,276,003	44,677,603
Diluted	42,832,772	44,762,748	44,279,124	44,715,111

* Amount is less than $0.01.
   May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	March 31, 2014	March 31, 2013
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$209,967	$237,284
Short-term bank deposits	418,946	312,603
Restricted short-term bank deposits	227	7,430
Marketable securities	3,255	3,183
Accounts receivable and other:
Trade, net	138,772	119,810
Other receivables and prepaid expenses	162,392	119,768
Inventories	117,639	109,626
Long-term assets held for sale, net	73	67
TOTAL CURRENT ASSETS	1,051,271	909,771

Long-term receivables and other assets	52,894	23,227
Property, plant and equipment, net	151,416	145,265
Other assets	28,795	28,373
TOTAL ASSETS	$1,284,376	$1,106,636

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt	$11,974	$11,330
Trade payables and other current liabilities	241,330	181,201
TOTAL CURRENT LIABILITIES	253,304	192,531

Long-term debt, net of current maturities	5,888	17,269
Deferred taxes and other long-term liabilities	4,591	5,875
TOTAL LIABILITIES	263,783	215,675

Taro shareholders’ equity	1,015,507	886,347
Non-controlling interest	5,086	4,614

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,284,376	$1,106,636

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
 (U.S. dollars in thousands)

	Year Ended March 31,
	2014	2013
	(unaudited)	(audited)

Operating Activities:
Net income	$360,859	$266,870
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	16,567	17,765
Impairment of long-lived assets	47	969
Share-based compensation expense	-	8
Loss (gain) on sale of long-lived assets and marketable securities, net	21	(44)
Increase in long-term debt due to currency fluctuations	1,137	440
Increase in trade receivables, net	(19,755)	(8,912)
Change in derivative instruments, net	4,181	1,550
Increase in other receivables, prepaid expenses and other assets	(43,106)	(19,834)
Increase in inventories, net	(10,697)	(630)
Effect of exchange differences on inter-company balances	(11,670)	(1,510)
Increase (decrease) in trade and other payables and liabilities	60,060	(8,022)
Net cash provided by operating activities	357,644	248,650

Investing Activities:
Purchase of property, plant & equipment	(21,249)	(9,466)
Investment in other intangible assets	(4,555)	(777)
Investment in long-term deposits and other assets	(33,956)	(5,000)
Investment in short-term bank deposits	(120,648)	(241,671)
Proceeds from restricted bank deposits	7,203	8,224
(Investment in) proceeds from sale of marketable securities	(100)	4,758
Proceeds from sale of long-lived assets	8	1
Net cash used in investing activities	(173,297)	(243,931)

Financing Activities:
Purchase of treasury stock	(192,999)	-
Excess tax benefits from share-based payment arrangements	149	838
Proceeds from issuance of shares, net	1,262	6,584
Repayments of long-term debt	(11,874)	(10,748)
Net cash used in financing activities	(203,462)	(3,326)

Effect of exchange rate changes	(8,202)	(2,375)
Net decrease in cash	(27,317)	(982)
Cash at beginning of period	237,284	238,266

Cash at end of period	$209,967	$237,284

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 27, 2014

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Subramanian Kalyanasundaram
	Name:	Subramanian Kalyanasundaram
	Title:	Chief Executive Officer and Director